UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                         THE SECURITIES EXCHANGE ACT OF 1934



                                  AMASYS Corporation
                    (Successor Registrant to Infotechnology, Inc.)
              (Exact Name of the registrant as specified in its charter)




                 Delaware            0-9499              54-1812385
                                   (Commission File     (I.R.S. Employer
                (State of              Number)           Identification
              Incorporation)                                 Number)




                      4900 Seminary Road, Suite 800 Alexandria, VA  22311
                     (Address of principal executive offices)    (Zip Code)




          Securities to be registered pursuant to Section 12(b) of the Act:

                                        None




          Securities to be registered pursuant to Section 12(g) of the Act:

                      Common Stock, par value $0.01 per share






          Item 1.   Description of Registrant's Securities to be
                          Registered.

               The following brief description of the capital stock of AMASYS Corporation, a Delaware corporation (the "Company"), does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Bylaws, copies of which have been filed with the U.S. Securities and Exchange Commission (the Commission ).


          General

               The Company s Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"). The transfer agent for the Common Stock is American Stock Transfer Company.

               The Company is the successor to Infotechnology, Inc. ("Infotech"), a Delaware corporation, which, along with Questech Capital Corporation ("Questech"), a wholly owned subsidiary of Infotech, filed a joint petition for relief under Chapter 11 of the United States Bankruptcy Code on March 1, 1991. The Third Joint Plan of Reorganization, dated March 30, 1994, as amended (the "Plan"), was confirmed by an order of the United States Bankruptcy Court for the Southern District of New York (the "Court"), entered on June 23, 1994. Pursuant thereto, the Company and Infotech entered into as of June 21, 1996 (the "Effective Date"), an Assignment and Assumption Agreement (the "Assignment Agreement") whereby the Company acquired the assets and assumed the liabilities of Infotech (except those specifically excluded by the Plan).

               As soon as practicable the Effective Date, the Plan provides for the reservation or issuance of 6,951,000 shares of Common Stock as follows: (i) 1,960,000 shares of Common Stock to be reserved for future issuance upon conversion of the 196,000 shares of AMASYS Series "A" Preferred Stock to be issued to the Pension Benefit Guaranty Corporation ("PBGC"); (ii) up to 651,000 shares of Common Stock to be issued to holders of Infotech Class 6 Unsecured Claims; (iii) 1,600,000 shares of Common Stock to be issued to the holders of Class 8 Infotech Interests (ie. Infotech common stockholders), (iv) 645,000 shares of Common Stock to be reserved for future issuance to the PBGC upon the exercise of certain warrants to be issued to the PBGC; (v) 800,000 shares of Common Stock to be reserved for future issuance to AMASYS stockholders upon the exercise of certain warrants issued to the holders of Class 8 Infotech Interests (ie. Infotech common stockholders); (vi) 345,000 shares of Common Stock to be reserved

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          for future issuance to the holders of Class 7 Infotech
          Indemnification Claims; and (vi) 950,000 shares to be reserved for issuance under the AMASYS Stock Option Plan.


               As provided by the Plan, each Infotech common stockholder is entitled to receive as of the Effective Date such stockholder's pro rata portion of the shares of Common Stock to be issued in satisfaction of the Class 8 Infotech Interests in exchange for and upon the surrender of certificates representing such stockholder s shares of Infotech common stock. Pursuant to the Plan, Infotech common stock certificates outstanding as of the Effective Date now represent only the right to receive a proportional number of shares of Common Stock rounded down to the nearest whole number of shares, with no cash being paid in lieu of fractional shares.

               The common stock of Infotech, traded previously on The NASDAQ Stock Market until January 25, 1991, is not currently traded on any national securities exchange. The Company has no current intention to apply for listing of the Common Stock on The NASDAQ Stock Market or any other national securities exchange.


          Common Stock

               When issued, the Common Stock will be fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends if, when and as declared by the Company's Board of Directors, out of funds legally available therefor, subject to any superior rights of holders of the Company's preferred stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution, subject to any superior rights of holders of the Company s preferred stock.

               Except as noted under Preferred Stock below, holders of Commons Stock are entitled to one vote per share with respect to all matters submitted to a vote of the stockholders. The Certificate of Incorporation and Bylaws contain no restrictions on the repurchase or redemption of the Common Stock. Holders of Common Stock have no preemptive rights.


          Preferred Stock

               Pursuant to the Plan, 196,000 shares of Series A Preferred Stock are to be issued to the PBGC. Holders of Series A Preferred Stock shall vote together with all other classes or series of capital stock of the Corporation, as a single class, as to any matter submitted to a vote of the stockholders. Holders of Series A Preferred Stock are entitled to one vote per share

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          with respect to all matters submitted to a vote of the
          stockholders. The affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be required for a change, amendment or repeal of any provision of Part C of Article FOURTH of the Certificate of Incorporation.

               Shares of Series A Preferred Stock shall have a liquidation preference of $10.00 per share, and an annual cumulative dividend of 5% payable in quarterly installments. Each of these shares is convertible by PBGC, at any time after one year following the Effective Date upon ten days written notice by PBGC to the Company, into 10 shares of Common Stock. The Company may call these shares at any time beginning 12 months after the Effective Date, or within 12 months after the Effective Date provided that the Company pays all dividends that otherwise would be due within the 12 month period following the Effective Date. The Company may call these shares for the greater of (i) the face value thereof, plus an additional amount equal to 5% of the face value, plus accumulated dividends through the call date, or (ii) market value, on an as if converted to common basis, plus an additional amount equal to 5% of the market value, plus accumulated dividends to the call date. The Company may call the shares only as a block and only in the event certain amounts due PBGC under the Plan are paid in full.




























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          Item 2.   Exhibits


          Number         Description

          1.1            Specimen certificate for the Common
                         Stock, $.01 par value, of the Registrant.

          2.1            Third Joint Chapter 11 Plan of
                         Reorganization for Infotechnology, Inc.
                         dated March 30, 1994, as confirmed by the Bankruptcy Court.

          2.2            Order Confirming Third Joint Plan of
                         Reorganization dated as of June 23, 1994 of Infotechnology, Inc. and Questech
                         Capital Corporation.

          2.3            Assignment and Assumption
                         Agreement between the Company and
                         Infotechnology, Inc.

          3.1            Restated Certificate of Incorporation
                         of AMASYS Corporation.

          3.2            Bylaws of AMASYS Corporation.



























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                                      SIGNATURES


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             AMASYS CORPORATION



                                             By:     /S/ C.W. GILLULY
                                             ___________________________
                                                  C.W. Gilluly
                                             Its:Chief Executive Officer
                                                  And President



          Date:  October  11, 1996





























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